EXHIBIT 99.1

This Twentieth Amended and Restated Agreement made by the undersigned persons certifies that each undersigned person agrees that the Schedule 13D/A, and all amendments thereto, to which this Exhibit 99.1 is attached, is filed on behalf of each of them and the Group. The "Group" (as defined in Rule 13d-5(b)) may be deemed to be composed of the following persons:

1. James J. Kim
2. James J. Kim, as Trustee
3. Agnes C. Kim
4. John T. Kim
5. John T. Kim, as Trustee
6. David D. Kim
7. David D. Kim, as Trustee
8. Susan Y. Kim
9. Susan Y. Kim, as Trustee
10. Liam E. Blaney
11. John T. Kim Trust of December 31, 1987
12. Irrevocable Deed of Trust of James J. Kim for Jacqueline Mary Panichello dated 10/3/94
13. Irrevocable Deed of Trust of James J. Kim for Alexandra Kim Panichello dated 12/24/92
14. Irrevocable Deed of Trust of James J. Kim for Dylan James Panichello dated 10/15/01
15. Irrevocable Deed of Trust of James J. Kim for Allyson Lee Kim dated 10/15/01
16. Irrevocable Deed of Trust of James J. Kim FBO Jason Lee Kim dated 11/17/03
17. Irrevocable Deed of Trust of James J. Kim f/b/o Children of David D. Kim dated 11/11/05
18. James J. Kim 2008 Trust FBO Alexandra Kim Panichello and Descendants dated 2/5/08
19. James J. Kim 2008 Trust FBO Jacqueline Mary Panichello and Descendants dated 2/5/08
20. James J. Kim 2008 Trust FBO Dylan James Panichello and Descendants dated 2/5/08
21. James J. Kim 2008 Trust FBO Descendants of John T. Kim dated 2/5/08
22. James J. Kim 2008 Trust FBO Descendants of David D. Kim dated 2/5/08
23. The James and Agnes Kim Foundation, Inc.
24. 915 Investments, LP, for which John T. Kim is the sole general partner
25. John T. Kim 2007 Children's Trust UA dated 12/28/07
26. Sujoda Investments, LP, for which Sujoda Management, LLC is the sole general partner
27. John T. Kim 2012 Generation-Skipping Trust U/A Dated 12/11/12
28. Family Trust under the John T. Kim 2018 Irrevocable Trust Agreement dated 2/6/18
29. Family Trust under the John T. Kim 2012 Irrevocable Trust Agreement dated 12/11/12
30. Sujochil, LP, for which John T. Kim and Susan Y. Kim are the general partners
31. Sujoda Management, LLC, for which Susan Y. Kim, John T. Kim and David D. Kim are the members
32. Susins, LLC, for which John T. Kim and Liam E. Blaney are the members
33. 2023 Grantor Retained Annuity Trust of James J. Kim dtd. 4/26/2023
34. 2023 Grantor Retained Annuity Trust of Agnes C. Kim dtd. 4/26/2023
35. 2023 Grantor Retained Annuity Trust of Susan Y. Kim Dated 9/15/2023
36. Kim Capital Partners – KCP, LLC, for which Susan Y. Kim and John T. Kim are the managers
37. 2024 Grantor Retained Annuity Trust of Susan Y. Kim dtd. 8/5/2024
38. 2024 Grantor Retained Annuity Trust of James J. Kim 8/5/2024
39. 2024 Grantor Retained Annuity Trust of Agnes C. Kim 8/5/2024
40. John T. Kim 2024 GRAT #1 dtd. 08/09/2024
41. John T. Kim 2024 GRAT #2 dtd. 08/09/2024
42. Susan Y. Kim 2023 Family Distribution Trust
43. 2025 Grantor Retained Annuity Trust No. 1 of Agnes C. Kim
44. 2025 Grantor Retained Annuity Trust No.1 of James J. Kim

[Signature Pages Follow]

Each undersigned further agrees the information as it pertains to each undersigned is accurate and complete and that each undersigned has no knowledge or reason to believe that information as it relates to the other persons making this filing is inaccurate.

/s/ Brian D. Short, Attorney-in-Fact
James J. Kim

/s/ Brian D. Short, Attorney-in-Fact
James J. Kim, as Trustee

/s/ Brian D. Short, Attorney-in-Fact
Agnes C. Kim

/s/ Brian D. Short, Attorney-in-Fact
John T. Kim

/s/ Brian D. Short, Attorney-in-Fact
John T. Kim, as Trustee

/s/ Kenneth R. Hillier, as Attorney in Fact
David D. Kim

/s/ Kenneth R. Hillier, as Attorney in Fact
David D. Kim, as Trustee

/s/ Brian D. Short, Attorney-in-Fact
Susan Y. Kim

/s/ Brian D. Short, Attorney-in-Fact
Susan Y. Kim, as Trustee

/s/ Brian D. Short, Attorney-in-Fact
 Liam E. Blaney

John T. Kim Trust of December 31, 1987

By: /s/ Brian D. Short, Attorney-in-Fact
John T. Kim, as Trustee

Irrevocable Deed of Trust of James J. Kim for Jacqueline Mary Panichello dated 10/3/94

 By: /s/ Brian D. Short, Attorney-in-Fact
Susan Y. Kim, as Trustee

Irrevocable Deed of Trust of James J. Kim for Alexandra Kim Panichello dated 12/24/92

 By: /s/ Brian D. Short, Attorney-in-Fact
Susan Y. Kim, as Trustee

Irrevocable Deed of Trust of James J. Kim for Dylan James Panichello dated 10/15/01

By: /s/ Brian D. Short, Attorney-in-Fact
Susan Y. Kim, as Trustee

Irrevocable Deed of Trust of James J. Kim for Allyson Lee Kim dated 10/15/01

By: /s/ Brian D. Short, Attorney-in-Fact
John T. Kim, as Trustee

Irrevocable Deed of Trust of James J. Kim FBO Jason Lee Kim dated 11/17/03

By: /s/ Brian D. Short, Attorney-in-Fact
John T. Kim, as Trustee

Irrevocable Deed of Trust of James J. Kim f/b/o Children of David D. Kim dated 11/11/05

By: /s/ Kenneth R. Hillier, as Attorney in Fact
David D. Kim, as Trustee

James J. Kim 2008 Trust FBO Alexandra Kim Panichello and Descendants dated 2/5/08

By: /s/ Brian D. Short, Attorney-in-Fact
Susan Y. Kim, as Trustee

James J. Kim 2008 Trust FBO Jacqueline Mary Panichello and Descendants dated 2/5/08

By: /s/ Brian D. Short, Attorney-in-Fact
Susan Y. Kim, as Trustee

James J. Kim 2008 Trust FBO Dylan James Panichello and Descendants dated 2/5/08

By: /s/ Brian D. Short, Attorney-in-Fact
Susan Y. Kim, as Trustee

James J. Kim 2008 Trust FBO Descendants of John T. Kim dated 2/5/08

By: /s/ Brian D. Short, Attorney-in-Fact
John T. Kim, as Trustee

James J. Kim 2008 Trust FBO Descendants of David D. Kim dated 2/5/08

By: /s/ Kenneth R. Hillier, as Attorney in Fact
David D. Kim, as Trustee

The James and Agnes Kim Foundation, Inc.

By: /s/ Brian D. Short, Attorney-in-Fact
Susan Y. Kim, as Secretary

915 Investments, LP

By: /s/ Brian D. Short, Attorney-in-Fact
John T. Kim, as General Partner

John T. Kim 2007 Children's Trust U/A dated 12/28/07

By: /s/ Brian D. Short, Attorney-in-Fact
Susan Y. Kim, as Trustee

Sujoda Investments, LP

By: Sujoda Management, LLC, its General Partner

By: /s/ Brian D. Short, Attorney-in-Fact
Susan Y. Kim, as Manager

John T. Kim 2012 Generation-Skipping Trust U/A Dated 12/11/12

By: /s/ Brian D. Short, Attorney-in-Fact
James J. Kim, as Trustee

Family Trust under the John T. Kim 2018 Irrevocable Trust Agreement dated 2/6/18

By: /s/ Brian D. Short, Attorney-in-Fact
Susan Y. Kim, as Trustee

Family Trust under the John T. Kim 2012 Irrevocable Trust Agreement dated 12/11/12

By: /s/ Brian D. Short, Attorney-in-Fact
James J. Kim, as Trustee

Sujochil, LP

By: /s/ Brian D. Short, Attorney-in-Fact
John T. Kim, as General Partner

By: /s/ Brian D. Short, Attorney-in-Fact
Susan Y. Kim, as General Partner

Sujoda Management, LLC

By: /s/ Brian D. Short, Attorney-in-Fact
Susan Y. Kim, Manager

Susins, LLC

By: /s/ Brian D. Short, Attorney-in-Fact
John T. Kim, Manager

2023 Grantor Retained Annuity Trust of James J. Kim dtd. 4/26/2023

By: <u>/s/ Brian D. Short, Attorney-in-Fact</u>
Susan Y. Kim, as Trustee

2023 Grantor Retained Annuity Trust of Agnes C. Kim dtd. 4/26/2023

By: <u>/s/ Brian D. Short, Attorney-in-Fact</u>
Susan Y. Kim, as Trustee

2023 Grantor Retained Annuity Trust of Susan Y. Kim Dated 9/15/2023

By: <u>/s/ Brian D. Short, Attorney-in-Fact</u>
Susan Y. Kim, as Trustee

Kim Capital Partners – KCP, LLC

By: <u>/s/ Brian D. Short, Attorney-in-Fact</u>
Susan Y. Kim, Manager

2024 Grantor Retained Annuity Trust of Susan Y. Kim dtd. 8/5/2024

By: <u>/s/ Brian D. Short, Attorney-in-Fact</u>
Susan Y. Kim, as Trustee

2024 Grantor Retained Annuity Trust of James J. Kim dtd. 8/5/2024

By: <u>/s/ Brian D. Short, Attorney-in-Fact</u>
Susan Y. Kim, as Trustee

2024 Grantor Retained Annuity Trust of Agnes C. Kim dtd. 8/5/2024

By: <u>/s/ Brian D. Short, Attorney-in-Fact</u>
Susan Y. Kim, as Trustee

John T. Kim 2024 GRAT #1 dtd. 08/09/2024

By: <u>/s/ Brian D. Short, Attorney-in-Fact</u>
John T. Kim, as Trustee

John T. Kim 2024 GRAT #2 dtd. 08/09/2024

By: <u>/s/ Brian D. Short, Attorney-in-Fact</u>
John T. Kim, as Trustee

Susan Y. Kim 2023 Family Distribution Trust

By: <u>/s/ Brian D. Short, Attorney-in-Fact</u>
John T. Kim, as Trustee

2025 Grantor Retained Annuity Trust No. 1 of Agnes C. Kim

By: /s/ Brian D. Short, Attorney-in-Fact
Susan Y. Kim, as Trustee

2025 Grantor Retained Annuity Trust No. 1 of James J. Kim

By: /s/ Brian D. Short, Attorney-in-Fact
Susan Y. Kim, as Trustee